Exhibit 23.1

                        Consent of Independent Auditors

          We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus pertaining to the rgistration of 450,000 shares of Time Warner Inc. ("Time Warner") cmmon stock and associated Rights to Purchase Series A Participating Cumulative Preferred Stock and to the incorporation by reference therein of our reports dated February 3, 1999, with respect to the consolidated financial statements, schedule and supplementary information of Time Warner and Time Warner Entertainment Company, L.P., included in Time Warner's Annual Report on Form10-K for the year ended December 31, 1998, as amended by Time Warner's Form 10-K/A dated June 28, 1999, filed with the Securities and Exchange Commission.

                                                          /s/ Ernst & Young LLP

New York, New York
February 9, 2000